(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . . . 2.50 SEC FILE NUMBER 1-10711 CUSIP NUMBER

For Period Ended: May 1, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Worldwide Restaurant Concepts, Inc.

Full Name of Registrant

Former Name if Applicable

15301 Ventura Blvd., Suite 300, Building B

Address of Principal Executive Office (Street and Number)

Sherman Oaks, California 91403

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Worldwide Restaurant Concepts, Inc. (the “Company” or “WRC”) is currently finalizing its financial statements and related disclosures for inclusion in the Company’s Annual Report on Form 10-K for the fiscal year ended May 1, 2005 (the “2005 Form 10-K”), and it is also currently finalizing the assessment of its internal control over financial reporting as of May 1, 2005, as required by Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Because of the requirements of the Sarbanes-Oxley Act , including those under Section 404, and the time and attention devoted by management of the Company to its previously announced pending merger transaction with Pacific Equity Partners, the Company has experienced delays in completing the required financial statements and internal control assessment. The Company continues to dedicate significant resources to finalizing its financial statements, its assessment of internal control over financial reporting and its 2005 Form 10-K and currently anticipates filing the 2005 Form 10-K on or before the end of the extended deadline.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. While management’s evaluation of internal control over financial reporting has not yet been completed, the Company has identified, as of the date of this filing, material weaknesses as of May 1, 2005 in its controls over the preparation, review and timely analysis of the Company’s consolidated financial statements in connection with its financial close process. Specifically, the Company has identified control deficiencies in connection with (1) accounting for non-routine transactions that arose in the third and fourth quarters of fiscal year 2005 and (2) accounting for leases that led to the Company’s previously announced and completed restatement of its consolidated financial statements for each of the fiscal years ended April 30, 2004, 2003 and 2002 and the first two quarters of the fiscal year ended May 1, 2005. Each of these control deficiencies could result in a misstatement of account balances or disclosures that could result in a material misstatement in the annual or interim financial statements that would not be prevented or detected. Accordingly, the Company’s management has determined that each of these control deficiencies constitutes a material weakness.

As a result of the material weaknesses identified, the Company’s management will conclude, in “Management’s Report on Internal Control over Financial Reporting” in its 2005 Form 10-K, that the Company’s internal control over financial reporting was not effective as of May 1, 2005. Also, as a result of the material weaknesses, it is anticipated that the report of the Company’s independent registered public accounting firm will contain an adverse opinion with respect to the effectiveness of the Company’s internal control over financial reporting as of May 1, 2005.

Since the Company has not completed its testing and evaluation of the Company’s internal control over financial reporting, including the control deficiencies identified to date, the Company’s management may ultimately identify additional material weaknesses in “Management’s Report on Internal Control over Financial Reporting.”

The Company intends to disclose a more detailed description of its material weaknesses in the 2005 Form10-K, as well as its plan for remediation. However, if the planned merger with Pacific Equity Partners is consummated and the Company is de-listed from the New York Stock Exchange, the Company will no longer be subject to the requirements of the Sarbanes-Oxley Act. The Company currently anticipates that the merger transaction will be completed by the third quarter of calendar year 2005.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

A. Keith Wall (Name)	818 (Area Code)	662-9800 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

WRC currently estimates that it will report the following results for the year ended May 1, 2005:

Revenues	$354.8 million
Operating loss	9.6 million
Net Loss	21.3 million
Basic loss per share	$(0.77)

  Worldwide Restaurant Concepts, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	July 18, 2005	By	/s/ A. Keith Wall

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	American LegalNet, Inc. www.USCourtForms.com